                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                           BALANCED CARE CORPORATION
                                (Name of Issuer)

                                 COMMON SHARES
                         (Title of Class of Securities)

                                  057630-10-5
                                 (CUSIP Number)

                             IPC ADVISORS S.A.R.L.
                              28 RUE JEAN BAPTISTE
                           FRESEZ, L-1542 LUXEMBOURG
                           TEL. NO.: 011-352-262-0471
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               RORY GREISS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                 JULY 21, 2000
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                                           Page 1 of 15 pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                           Page 2 of 15 pages.

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                        Page  3   of  15 Pages
                                                                  ----    ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                   IPC Advisors S.A.R.L.
-------------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE      (a) [ ]
  2                INSTRUCTIONS)                                              (b) [ ]


-------------------------------------------------------------------------------------
                   SEC USE ONLY
  3
-------------------------------------------------------------------------------------
                   SOURCE OF FUNDS (SEE INSTRUCTIONS)

  4                N/A
-------------------------------------------------------------------------------------
                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5                ITEMS 2(d) OR 2(e)                                             [ ]


-------------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                   Luxembourg
-------------------------------------------------------------------------------------
                   SOLE VOTING POWER
                7
   NUMBER OF       0
    SHARES     ----------------------------------------------------------------------
 BENEFICIALLY      SHARED VOTING POWER
   OWNED BY     8
     EACH          17,040,000
   REPORTING   ----------------------------------------------------------------------
    PERSON         SOLE DISPOSITIVE POWER
     WITH       9
                   0
               ----------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
                10
                   17,040,000
-------------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                   17,040,000
-------------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                SHARES (SEE INSTRUCTIONS)                                      [ ]

-------------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                   49.8%

-------------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                   CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                        Page  4   of  15 Pages
                                                                  ----    ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                   LMR Investments Limited
-------------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE      (a) [X]
  2                INSTRUCTIONS)
                                                                              (b) [ ]
-------------------------------------------------------------------------------------
                   SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                   SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                   N/A
-------------------------------------------------------------------------------------
                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5                ITEMS 2(d) OR 2(e)                                             [ ]


-------------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                   The Cayman Islands
-------------------------------------------------------------------------------------
                   SOLE VOTING POWER
                7
   NUMBER OF       0
    SHARES     ----------------------------------------------------------------------
 BENEFICIALLY      SHARED VOTING POWER
   OWNED BY     8
     EACH          17,040,000
   REPORTING   ----------------------------------------------------------------------
    PERSON         SOLE DISPOSITIVE POWER
     WITH       9
                   0
               ----------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
                10
                   17,040,000
-------------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                   17,040,000
-------------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                SHARES (SEE INSTRUCTIONS)                                      [ ]

-------------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                   49.8%

-------------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                   CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                        Page  5   of  15 Pages
                                                                  ----    ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                   The LMR Family Trust
-------------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE      (a) [X]
                   INSTRUCTIONS)                                              (b) [ ]


-------------------------------------------------------------------------------------
                   SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                   SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                   N/A
-------------------------------------------------------------------------------------
                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5                ITEMS 2(d) OR 2(e)                                             [ ]


-------------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                   The Cayman Islands
-------------------------------------------------------------------------------------
                   SOLE VOTING POWER
                7
   NUMBER OF       0
    SHARES     ----------------------------------------------------------------------
 BENEFICIALLY      SHARED VOTING POWER
   OWNED BY     8
     EACH          0
   REPORTING   ----------------------------------------------------------------------
    PERSON         SOLE DISPOSITIVE POWER
     WITH       9
                   0
               ----------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
                10
                   0
-------------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                   0
-------------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                SHARES (SEE INSTRUCTIONS)                                      [ ]

-------------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                   0
-------------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                   CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                        Page  6   of  15 Pages
                                                                  ----    ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                   Caledonian Bank & Trust Limited
-------------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE      (a) [X]
                   INSTRUCTIONS)                                              (b) [ ]


-------------------------------------------------------------------------------------
                   SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                   SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                   N/A
-------------------------------------------------------------------------------------
                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5                ITEMS 2(d) OR 2(e)                                             [ ]


-------------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                   The Cayman Islands
-------------------------------------------------------------------------------------
                   SOLE VOTING POWER
                7
   NUMBER OF       0
    SHARES     ----------------------------------------------------------------------
 BENEFICIALLY      SHARED VOTING POWER
   OWNED BY     8
     EACH          0
   REPORTING   ----------------------------------------------------------------------
    PERSON         SOLE DISPOSITIVE POWER
     WITH       9
                   0
               ----------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
                10
                   0
-------------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                   0
-------------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                SHARES (SEE INSTRUCTIONS)                                      [ ]

-------------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                   0
-------------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                   CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                        Page  7   of  15 Pages
                                                                  ----    ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                   IPC Equity Holdings Limited
-------------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE      (a) [X]
                   INSTRUCTIONS)                                              (b) [ ]

-------------------------------------------------------------------------------------
                   SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                   SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                   N/A
-------------------------------------------------------------------------------------
                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5                ITEMS 2(d) OR 2(e)                                             [ ]


-------------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                   The Cayman Islands
-------------------------------------------------------------------------------------
                   SOLE VOTING POWER
                7
   NUMBER OF       0
    SHARES     ----------------------------------------------------------------------
 BENEFICIALLY      SHARED VOTING POWER
   OWNED BY     8
     EACH          17,040,000
   REPORTING   ----------------------------------------------------------------------
    PERSON         SOLE DISPOSITIVE POWER
     WITH       9
                   0
               ----------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
                10
                   17,040,000
-------------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                   17,040,000
-------------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                SHARES (SEE INSTRUCTIONS)                                      [ ]

-------------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                   49.8%
-------------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                   CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                        Page  8   of  15 Pages
                                                                  ----    ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                   LMR Trust
-------------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE      (a) [X]
                   INSTRUCTIONS)                                              (b) [ ]


-------------------------------------------------------------------------------------
                   SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                   SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                   N/A
-------------------------------------------------------------------------------------
                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5                ITEMS 2(d) OR 2(e)                                             [ ]


-------------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                   Guernsey, Channel Islands
-------------------------------------------------------------------------------------
                   SOLE VOTING POWER
                7
   NUMBER OF       0
    SHARES     ----------------------------------------------------------------------
 BENEFICIALLY      SHARED VOTING POWER
   OWNED BY     8
     EACH          17,040,000
   REPORTING   ----------------------------------------------------------------------
    PERSON         SOLE DISPOSITIVE POWER
     WITH       9
                   0
               ----------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
                10
                   17,040,000
-------------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                   17,040,000
-------------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                SHARES (SEE INSTRUCTIONS)                                      [ ]

-------------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                   49.8%
-------------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                   CO
-------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                   ------------------------
CUSIP NO. 057630-10-5                                        Page  9   of  15 Pages
                                                                  ----    ----
--------------------------                                   ------------------------

-------------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                   The Monument Trust Company Limited

-------------------------------------------------------------------------------------
  2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE      (a) [X]
                   INSTRUCTIONS)                                              (b) [ ]


-------------------------------------------------------------------------------------
                   SEC USE ONLY
  3

-------------------------------------------------------------------------------------
                   SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                   N/A
-------------------------------------------------------------------------------------
                   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  5                ITEMS 2(d) OR 2(e)                                             [ ]


-------------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                   Guernsey, Channel Islands
-------------------------------------------------------------------------------------
                   SOLE VOTING POWER
                7
   NUMBER OF       0
    SHARES     ----------------------------------------------------------------------
 BENEFICIALLY      SHARED VOTING POWER
   OWNED BY     8
     EACH          17,040,000
   REPORTING   ----------------------------------------------------------------------
    PERSON         SOLE DISPOSITIVE POWER
     WITH       9
                   0
               ----------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER
                10
                   17,040,000
-------------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                   17,040,000
-------------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12                SHARES (SEE INSTRUCTIONS)                                      [ ]

-------------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                   49.8%
-------------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
                   CO
-------------------------------------------------------------------------------------

         IPC Advisors S.A.R.L., a Luxembourg corporation ("IPC Advisors"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), The LMR Family Trust, a Cayman Islands trust (the "Family Trust"), Caledonian Bank & Trust Limited, a Cayman Islands corporation (the "Family Trustee"), IPC Equity Holdings Limited, a Cayman Islands corporation ("IPC Equity"), LMR Trust, a Guernsey, Channel Islands trust ("LMR Trust") and The Monument Trust Company Limited, a Guernsey, Channel Islands corporation ("LMR Trustee" and, collectively with IPC Advisors, LMR Investments, IPC Equity, the Family Trust, the Family Trustee and LMR Trust, the "Reporting Persons") hereby amend the report on Schedule 13D filed on October 21, 1999, as amended by Amendment No. 1 to Schedule 13D filed on December 23, 1999 (the "Schedule 13D") in respect of the common stock, par value $0.001 per share (the "Common Stock") of Balanced Care Corporation, a Delaware corporation (the "Issuer"), as set forth below. Unless otherwise indicated, each capitalized term used herein but not defined herein shall have the meaning ascribed to such term in the Schedule 13D.

Item 2. Identity and Background.

         a. The names of the persons filing this statement are IPC Advisors S.A.R.L., a Luxembourg corporation ("IPC Advisors"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), The LMR Family Trust, a Cayman Islands trust (the "Family Trust"), Caledonian Bank & Trust Limited, a Cayman Islands corporation (the "Family Trustee"), IPC Equity Holdings Limited, a Cayman Islands corporation ("IPC Equity"), LMR Trust, a Guernsey, Channel Islands trust ("LMR Trust") and The Monument Trust Company Limited, a Guernsey, Channel Islands corporation ("LMR Trustee" and, collectively with IPC Advisors, LMR Investments, the Family Trust, the Family Trustee and LMR Trust, the "Reporting Persons"). On June 2, 2000, the Family Trust contributed 100% of the outstanding capital stock of LMR Investments to IPC Equity, a wholly-owned subsidiary of the Family Trust. On July 21, 2000, the Family Trust transferred 100% of the outstanding capital stock of IPC Equity to LMR Trust. The LMR Trustee is the trustee of the LMR Trust. The Family Trust and the Family Trustee no longer have voting or dispositive power over the Common Stock of the Issuer.

         The LMR Trustee has discretion regarding investment and voting decisions as trustee for the LMR Trust. The Family Trustee has discretion regarding investment and voting decisions as trustee for the Family Trust. LMR Protector Limited, a Cayman Islands corporation, is the protector of the Family Trust and the LMR Trust and has the power under the trust declarations to remove or replace the LMR Trustee and the Family Trustee.

         The names of the directors of IPC Advisors are Henry Reichmann and J.B. Unsworth. The names of the directors and executive officers of the Family Trustee are W.S. Walker, D.G. Bird, G.J.R. Stein, A.J.E. Foster, D.S. Sargison, D.J.V. Burge, D.S. Walker, B.G.H. McGrath, Vijayabalan Murugesu and F.M. Barrie. The names of the directors and executive officers of the LMR Trustee are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert Le Page, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner. The names of the directors of LMR Investments and IPC Equity are Henry Reichmann and J.B. Unsworth. The names of the directors of LMR Protector Limited are Henry Reichmann and J.B. Unsworth.

         b. The business address of IPC Advisors is IPC Advisors S.A.R.L., 28 rue Jean Baptiste Fresez, L-1542 Luxembourg. The business address of



                                                           Page 10 of 15 pages.

each of the directors of IPC Advisors is IPC Advisors S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands.

         The business address for each of LMR Investments and IPC Equity is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of J.B. Unsworth and Henry Reichmann is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of the LMR Trust is c/o The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of the Family Trust is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

         The business address of the LMR Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the LMR Trustee is as follows:

Simon Brooks                                14 New Street, St. Peter Port, Guernsey
Stephen John Harlow                         14 New Street, St. Peter Port, Guernsey
Simon Richard Henning                       14 New Street, St. Peter Port, Guernsey
Geoffrey Robert Le Page                     14 New Street, St. Peter Port, Guernsey
Andrew John Tabemer                         14 New Street, St. Peter Port, Guernsey
Ansel Edwin Holder                          Canada Court, Upland Road, St. Peter Port, Guernsey
Kenneth Rayner                              Canada Court, Upland Road, St. Peter Port, Guernsey

         The business address of the Family Trustee is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands. The business address of each of the directors and executive officers of the Family Trustee is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

         The business address of LMR Protector Limited is Walker House, P.O. Box 265, Mary Street, George Town, Grand Cayman. The business address of each of the directors and executive officers of LMR Protector Limited is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands.

         c. IPC Advisors, LMR Investments Limited and IPC Equity are corporations whose principal business is to hold, finance and participate in investments. Each of the Family Trust and the LMR Trust is a trust whose principal business is to hold assets on behalf of beneficiaries of the trust. Each of the Family Trustee and the LMR Trustee is a corporation whose principal business is to provide professional trustee and corporate management services.

         The present principal occupation of each of the officers and directors of IPC Advisors is a private investor. The present principal occupation of each of the directors of LMR Investments and IPC Equity is a corporate executive.

         The present principal occupation of each of the directors and executive officers of the LMR Trustee is as follows:




                                                           Page 11 of 15 pages.

       Simon Brooks              Chartered Accountant
       Stephen John Harlow       Chartered Accountant
       Simon Richard Henning     Chartered Accountant
       Geoffrey Robert Le Page   Accountant
       Andrew John Tabemer       Chartered Accountant
       Ansel Edwin Holder        Managing Director - Banking
       Kenneth Rayner            Head of Trust for British Isles

         The present principal occupation of each of the directors and executive officers of the Family Trustee is:

       W.S. Walker               Chairman of the Family Trustee
       D.G. Bird                 Non-executive Director of Family Trustee
       G.J.R. Stein              Attorney-at-law with W.S. Walker & Company
       A.J.E. Foster             Attorney-at-law with W.S. Walker & Company
       D.S. Sargison             Managing Director of Trustee
       D.J.V. Burge              Managing Director of Family Caledonian (Isle
                                 of Man) Limited
       D.S. Walker               Assisting Managing Director of Family Trustee
       B.G.H. McGrath            Assisting Managing Director of Family Trustee
       Vijayabalan Murugesu      Assisting Managing Director of Family Trustee
       F.M. Barrie               Assistant Secretary of Family Trustee

         The present principal occupation of Joseph Reichmann is a corporate executive.

         d. During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. IPC Advisors is organized under the laws of Luxembourg. LMR Investments and IPC Equity are organized under the laws of the Cayman Islands.

         Each of the directors of IPC Advisors is a Canadian citizen. Each of the directors of LMR Investments and IPC Equity is a Canadian citizen.

         The LMR Trust is organized under the laws of Guernsey, Channel Islands. The LMR Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the LMR Trustee is a British citizen.

         The Family Trust is organized under the laws of the Cayman Islands. The Family Trustee is organized under the laws of the Cayman Islands. The directors and executive officers of the Family Trustee have the following citizenship:

       W.S. Walker                  Cayman Islands
       D.G. Bird                    Cayman Islands
       G.J.R. Stein                 United Kingdom
       A.J.E. Foster                United Kingdom
       D.S. Sargison                United Kingdom
       D.J.V. Burge                 United Kingdom
       D.S. Walker                  Cayman Islands
       B.G.H. McGrath               Republic of Ireland
       Vijayabalan Murugesu         Malaysia
       F.M. Barrie                  United Kingdom


Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated as follows:

         IPC Advisors acquired the Common Stock of the Issuer for investment purposes. IPC Advisors will continuously evaluate its ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that IPC Advisors may deem material to their investment decision, IPC Advisors may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that IPC Advisors now owns or may hereafter acquire. Accordingly, IPC Advisors should not be considered a passive investor.




                                                           Page 12 of 15 pages.

         As described in the Issuer's Current Report filed on July 19, 2000, HR Investments Limited, RH Investments Limited and VXM Investments Limited, each a Cayman Island corporation (collectively, the "Purchasers"), each entered into a Purchase Agreement, dated as of June 30, 2000, with the Issuer under which the Purchasers agreed to purchase from the Issuer Unsecured Convertible Grid Debentures in an aggregate principal amount equal to $14,000,000 (the "Debenture Transactions"). The Reporting Persons may be considered part of a "group" with the Purchasers.

         Other than the Debenture Transactions, IPC Advisors currently has no plans or proposals, though IPC Advisors reserves the right, subject to the terms and conditions of the Subscription Agreement, to subsequently devise or implement plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (a) IPC Advisors directly holds 17,040,000 shares of Common Stock which represent approximately 49.8% of the issued and outstanding shares of Common Stock. The LMR Trust and the LMR Trustee are, pursuant to Rule 13d-3 of the Exchange Act, no longer deemed to be the beneficial owners of such shares.





                                                           Page 13 of 15 pages.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated:  July 27, 2000




                                           IPC Advisors S.A.R.L.


                                           By:  /s/ J.B. Unsworth
                                              ---------------------------
                                              Name:  J.B. Unsworth
                                              Title: Manager



                                           LMR Investments Limited


                                           By: /s/ J.B. Unsworth
                                              ---------------------------
                                              Name:  J.B. Unsworth
                                              Title: Director


                                           The LMR Family Trust by Caledonian
                                           Bank & Trust Limited in its capacity
                                           as Trustee


                                           By: /s/ Fiona M. Barrie
                                              ---------------------------
                                              Name:  Fiona M. Barrie
                                              Title: Officer

                                           By: /s/ David Sargison
                                              ---------------------------
                                              Name:  David Sargison
                                              Title: Managing Director


                                           Caledonian Bank & Trust Limited in
                                           its capacity as Trustee of The LMR
                                           Family Trust

                                           By: /s/ Fiona M. Barrie
                                              ---------------------------
                                              Name:  Fiona M. Barrie
                                              Title: Officer

                                           By: /s/ David Sargison
                                              ---------------------------
                                              Name:  David Sargison
                                              Title: Managing Director





                                                           Page 14 of 15 pages.

                                           LMR Trust by The Monument Trust
                                           Company Limited in its capacity
                                           as Trustee

                                           By: /s/ S.J. Harlow
                                              ---------------------------
                                              Name: S.J. Harlow
                                              Title: Director


                                           The Monument Trust Company Limited
                                           in its capacity as Trustee of LMR
                                           Trust


                                           By: /s/ S.J. Harlow
                                              ---------------------------
                                              Name: S.J. Harlow
                                              Title: Director






                                                           Page 15 of 15 pages.